Registration No. 333-_______

As filed with the Securities and Exchange Commission on June 12, 2002

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
Under
The Securities Act of 1933

PAPERWEIGHT DEVELOPMENT CORP.
(Exact Name of Registrant as Specified in Charter)

Wisconsin	39-2014992
(State of Incorporation)	(I.R.S. Employer Identification No.)

825 East Wisconsin Avenue
Appleton, Wisconsin	54912-0359
(Address of Principal Executive Offices)	(Zip Code)

APPLETON PAPERS RETIREMENT SAVINGS AND EMPLOYEE STOCK OWNERSHIP
PLAN
(Full title of the plan)

Paul J. Karch
Paperweight Development Corp.
825 East Wisconsin Avenue
Appleton, Wisconsin 54912-0359
(Name and address of agent for service)
(920) 734-9841
(Telephone number, including area code, of agent for service)

Copy to:
Christopher B. Noyes
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
(414) 273-3500

CALCULATION OF REGISTRATION FEE

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Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.01 par value (1)	10,000,000	$11.46 (2)	$114,600,000	$10,543.20

(1)	Pursuant to Rule 416(c), this registration statement also covers an indeterminate amount of interests in the employee benefit plan described herein.
(2)

The registration fee was calculated pursuant to Rule 457(h)(1) under the Securities Act of 1933, as amended, based upon the book value per share of the common stock of Paperweight Development Corp. as of March 31, 2002.

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PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

          The following documents are incorporated by reference in this Registration Statement:

(a)	Registrant's prospectus filed pursuant to Rule 424(b) of the Securities Act of 1933 dated June 11, 2002; and

(b)	The Annual Report on Form 11-K for the fiscal year ended December 31, 2001 of the Appleton Papers Retirement Savings and Employee Stock Ownership Plan (the "KSOP").

          All documents subsequently filed by the Registrant or the KSOP pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

Item 4. Description of Securities

          Paperweight Development Corp.'s authorized capital stock consists of 30,000,000 shares of common stock, par value $.01 per share, 10,916,434 shares of which were issued and outstanding as of March 31, 2002. The common stock is held by the employee stock ownership plan component of the KSOP, which we refer to as the ESOP or Company Stock Fund, for the benefit of ESOP participants. The shares are validly issued, fully paid and non-assessable, except to the extent provided in Section 180.0622(2)(b) of the Wisconsin Business Corporation Law. Under Section 180.0622(2)(b) of the Wisconsin Business Corporation Law, holders of the common stock are liable up to the amount equal to the par value of the common stock owned by holders of common stock for all debts owing to Paperweight Development's employees for services performed for Paperweight Development, but not exceeding six months' service in any one case. Certain Wisconsin courts have interpreted "par value" to mean the full amount paid upon the purchase of shares of common stock.

          Voting Rights. As a participant in the ESOP designated as a named fiduciary under ERISA, you have the right to direct the ESOP trustee to vote shares of common stock allocated to your ESOP account either for or against the following major corporate events relating to Paperweight Development:

    Mergers and consolidations;

    Sale of all or substantially all of Paperweight Development's assets, or stock, including, for this purpose, all of the stock Paperweight Development owns in Appleton Papers;

    Recapitalizations and reclassifications; and

    Liquidations and dissolutions.

          For all other shareholder votes, including the election of directors, the ESOP trustee, as a named fiduciary under ERISA, will vote all shares of common stock held by the ESOP as directed by the ESOP committee. The ESOP committee is appointed by the board of directors of Appleton Papers Inc. and is responsible for the administration of the KSOP and the financial management of the Company Stock Fund.

          Transfer Restrictions. If you participate in the ESOP, you will acquire a beneficial interest in Paperweight Development common stock held in the ESOP. You will not directly own the common stock allocated to your account. The ESOP trustee is the legal title holder of the common stock and holds the common stock in the name of the ESOP. Because the common stock is held by the ESOP trustee and not by individual participants, individual participants will not be able to sell, pledge or otherwise transfer the shares of common stock allocated to their accounts. As long as Paperweight Development is an S corporation for federal income tax purposes, any shares of Paperweight Development common stock distributed to participants must be immediately sold back to Paperweight Development at the then current fair market value as determined by an independent, third party appraiser selected by the ESOP trustee in accordance with the terms of the ESOP. There is not currently a public market for the common stock and it is unlikely that there will ever be a public market for the common stock. Furthermore, interests in common stock may not be transferred except upon death or pursuant to a qualified domestic relations order, which is a judicial order issued to divide property in the event of a divorce or separation.

          Dividends. The ESOP is entitled to receive dividends when, as and if declared by the board of directors of Paperweight Development in its discretion out of funds legally available for the payment of dividends. Paperweight Development is subject to covenants restricting its ability to pay dividends to the ESOP under the terms of agreements governing its senior credit facilities, senior subordinated notes and the terms of a deferred payment obligation to one of the former owners of Appleton Papers. Paperweight Development has an obligation under ERISA to make distributions to former ESOP participants to satisfy its repurchase liability or to ESOP participants who have exercised their diversification rights.

          Other Rights. In the event of a liquidation or dissolution of Paperweight Development, the ESOP will be entitled to assets remaining for distribution to shareholders. The ESOP does not have any preemptive or other subscription rights, and the shares of outstanding common stock held by the ESOP are not subject to further calls or assessment by Paperweight Development. There are no conversion rights or sinking fund provisions applicable to the shares of common stock.

Authorized but Unissued Shares

          Wisconsin law does not require shareholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions.

Wisconsin Law and Certain Articles and Bylaw Provisions

          Number of Directors; Vacancies; Removal. Paperweight Development's bylaws provide that Paperweight Development's board of directors consists of seven members. The board of directors is authorized to create new directorships and to fill the positions it creates. The board of directors, or its remaining members, even though less than a quorum, is also empowered to fill vacancies on the board of directors occurring for any reason. Any director appointed to fill a vacancy or to a newly created directorship will hold office until the next annual shareholders' meeting. The ESOP trustee may only remove directors for cause by the affirmative vote of the holders of a majority of Paperweight Development's outstanding shares of capital stock entitled to be cast in an election of directors.

          Shareholder Action by Written Consent; Special Meetings. Paperweight Development's bylaws provide that the ESOP trustee may act by unanimous written consent, however, the ESOP trustee will take actions as a shareholder of Paperweight Development at the direction of the ESOP committee, unless it determines that any such action would be a breach of its fiduciary duties to ESOP participants. The chairman of the board, the vice chairman of the board, the chief executive officer, the president or a majority of the board of directors may call a special meeting of the shareholders and are required to call a special meeting upon written demand by the ESOP trustee.

          Amendments to the Articles of Incorporation. The Wisconsin Business Corporation Law allows Paperweight Development to amend its articles of incorporation at any time to add or change a provision that is required or permitted to be included in the articles of incorporation or to delete a provision that is not required to be included in the articles of incorporation. The board of directors may propose one or more amendments to Paperweight Development's articles of incorporation for submission to the ESOP and may condition its submission of the proposed amendment on any basis if the board of directors notifies the ESOP, whether or not entitled to vote, of the related shareholders' meeting and includes certain information regarding the proposed amendment in that meeting notice.

          Amendments to the Bylaws. Paperweight Development's articles of incorporation and bylaws both provide that the ESOP trustee, subject to the direction of the ESOP committee and its fiduciary duties, has the power to adopt, amend, alter or repeal the bylaws. Paperweight Development's articles of incorporation and bylaws also provide that the board of directors may amend, alter or repeal the existing bylaws and adopt new bylaws by the vote of at least a majority of the entire board of directors then in office. However, the board of directors may not amend, repeal or readopt any bylaw adopted by the ESOP, as sole shareholder, if that bylaw so provides, and the board of directors may not amend, alter or repeal a bylaw adopted or amended by the ESOP, as sole shareholder, that fixes a greater or lower quorum requirement or a greater voting requirement for the board of directors unless the bylaw expressly provides that it may be amended, altered or repealed by a specified vote of the board of directors. Action by the board of directors that changes the quorum or voting requirement for the board of directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect, except where a different voting requirement is specified in the bylaws. In addition, the board of directors may not amend, alter or repeal a bylaw if the articles of incorporation, the particular bylaw or the Wisconsin Business Corporation Law reserve this power exclusively to the shareholders.

          Constituency or Stakeholder Provision. Under Section 180.0827 of the Wisconsin Business Corporation Law, in discharging his or her duties to Paperweight Development and in determining what he or she believes to be in the best interests of Paperweight Development, a director or officer may, in addition to considering the effects of any action on the ESOP participants, consider the effects of the action on employees, suppliers, customers, the communities in which Paperweight Development operates and any other factors that the director or officer considers pertinent. This provision may conflict with the short-term maximization of shareholder value.

Security Holders Agreements

          The Board of Directors of Paperweight Development consists of seven members. Paperweight Development has entered into a security holders agreement with the ESOP trust which sets forth the manner in which the ESOP trust will vote its shares of Paperweight Development common stock in connection with the election of directors. Under the agreement, the ESOP trust has agreed to vote all of its shares of Paperweight Development common stock to give effect to the following composition of Paperweight Development's board of directors:

    prior to January 1, 2003, three individuals nominated by the ESOP trust, three individuals nominated by Paperweight Development's chief executive officer and one individual proposed by the ESOP trust and acceptable to the chief executive officer, which we refer to as a joint nomination;
    between January 1, 2003 and December 31, 2003, two individuals nominated by the ESOP trust, three individuals nominated by Paperweight Development's chief executive officer and two individuals jointly nominated by the ESOP trust and the chief executive officer;
    between January 1, 2004 and December 31, 2004, one individual nominated by the ESOP trust, three individuals nominated by Paperweight Development's chief executive officer and three individuals jointly nominated by the ESOP trust and the chief executive officer; and
    on and after January 1, 2005, four individuals nominated by Paperweight Development's chief executive officer and three individuals jointly nominated by the ESOP trust and the chief executive officer.

          The ESOP trust has agreed that any vote taken to remove a director or to fill vacancies on the board of directors are subject to the provisions described above. The agreement also provides that directors nominated by joint nomination may only be removed by mutual agreement of the ESOP trust and Paperweight Development's chief executive officer. In addition to the election of directors, the agreement prohibits Paperweight Development from issuing capital stock to any person other than the ESOP trust or making, or permitting any of its subsidiaries to make, any acquisition in a single transaction or series of related transactions with a fair market value in excess of $100 million, in each case without the prior written consent of the ESOP trust.

          Paperweight Development has entered into a security holders agreement with Appleton Papers on terms substantially similar to those described above to provide for the manner in which Paperweight Development will vote its shares of Appleton Papers' common stock in connection with the election of directors. In addition to the election of directors, the agreement prohibits Appleton Papers from issuing capital stock to any person other than Paperweight Development or making, or permitting any of Appleton Papers' subsidiaries to make, any acquisition in a single transaction or series of related transactions with a fair market value in excess of $100 million, in each case without the prior written consent of Paperweight Development.

Item 6. Indemnification of Directors and Officers

          Paperweight Development Corp. is a Wisconsin corporation. Sections 180.0850 to 180.0859 of the Wisconsin Business Corporation Law require a corporation to indemnify a director or officer who is a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person. A corporation's obligation to indemnify any such person includes the obligation to pay any judgment, settlement, penalty, assessment, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses including fees, costs, charges, disbursements, attorneys' and other expenses, except in those cases in which liability was incurred as a result of the breach or failure to perform a duty which the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the person has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (iii) a transaction from which the person derived an improper personal profit; or (iv) willful misconduct.

          Unless otherwise provided in a corporation's articles of incorporation or bylaws, or by written agreement, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners: (i) by majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee of two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by affirmative vote of shareholders; (v) by a court; or (vi) with respect to any additional right to indemnification granted, by any other method permitted in Section 180.0858 of the Wisconsin Business Corporation Law.

          Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by a corporation at such time as the director or officer furnishes to the corporation a written affirmation of his good faith belief that he has not breached or failed to perform his duties and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

          The indemnification provisions of Sections 180.0850 to 180.0859 are not exclusive. A corporation may expand an officer's or director's rights to indemnification: (i) in its articles of incorporation or bylaws; (ii) by written agreement; (iii) by resolution of its board of directors; or (iv) by resolution of a majority of all of the corporation's voting shares then issued and outstanding.

          Paperweight Development's bylaws provide that Paperweight Development will indemnify its directors, officers and employees and members of the ESOP committee to the fullest extent permitted by the Wisconsin Business Corporation Law, except in some circumstances, with respect to suits initiated by the director, officer or employee or any member of the ESOP committee, and advance expenses to such directors, officers, employees or members of the ESOP committee to defend any action for which rights of indemnification are provided. In addition, the bylaws permit Paperweight Development to grant these rights to Paperweight Development's agents. The bylaws also provide that Paperweight Development may purchase insurance on behalf of any director, officer, employee or agent against certain expenses, liabilities and losses, whether or not Paperweight Development would have the power to indemnify these persons against these expenses, liabilities or losses. Paperweight Development believes that these provisions will assist it in attracting and retaining qualified individuals to serve as directors, officers and employees and members of the ESOP committee.

Item 8. Exhibits

4.1	Appleton Papers Retirement Savings and Employee Stock Ownership Plan (incorporated by reference to the Registrant's Registration Statement on Form S-4 (Registration No. 333-82084-1)).

5.1	Opinion of Godfrey & Kahn, S.C.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Virchow Krause & Co. LLP.

23.3	Consent of Godfrey & Kahn, S.C. (included in Exhibit 5.1).

          An opinion of counsel regarding ERISA matters has been omitted in accordance with Item 8(b) of Form S-8. The Registrant has submitted the ESOP and will submit all amendments thereto to the Internal Revenue Service in a timely manner and will make all changes required by the Internal Revenue Service to qualify the ESOP.

Item 9. Undertakings*

          The Registrant hereby undertakes:

(a)	(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

		(i)	to include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(b)

That, for the purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, each filing of the Plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

* Paragraphs correspond to Item 512 of Reg. S-K.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Appleton, State of Wisconsin, on June 12, 2002.
PAPERWEIGHT DEVELOPMENT CORP.

By: /s/Douglas P. Buth
Douglas P. Buth
Chairman, President and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the date indicated:
Signature	Title	Date

/s/Douglas P. Buth	Chairman, President, Chief	June 12, 2002
Douglas P. Buth	Executive Officer and a Director
(Principal Executive Officer)

/s/Dale E. Parker	Chief Financial Officer and a	June 12, 2002
Dale E. Parker	Director
(Principal Financial Officer)

/s/Stephen G. Kula	Controller	June 12, 2002
Stephen G. Kula	(Principal Accounting Officer)

/s/Nicholas H.C. Davis	Director	June 12, 2002
Nicholas H.C. Davis

/s/Richard J. Kenney	Director	June 12, 2002
Richard J. Kenney

/s/William A. Sikora	Director	June 12, 2002
William A. Sikora

/s/Susan Scherbel	Director	June 12, 2002
Susan Scherbel

/s/Paul J. Karch	Director	June 12,2002
Paul J. Karch

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Appleton Papers Retirement Savings and Employee Stock Ownership Plan has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Appleton, State of Wisconsin, on June 12, 2002.

Signature	Title	Date

/s/Douglas P. Buth	Member, ESOP Committee	June 12, 2002
Douglas P. Buth

/s/Dale E. Parker	Member, ESOP Committee	June 12, 2002
Dale E. Parker

/s/Paul J. Karch	Member, ESOP Committee	June 12, 2002
Paul J. Karch

/s/Rick Fantini	Member, ESOP Committee	June 12, 2002
Rick Fantini

EXHIBIT INDEX

Exhibits
4.1	Appleton Papers Retirement Savings and Employee Stock Ownership Plan (incorporated by reference to the Registrant's Registration Statement on Form S-4 (Registration No. 333-82084-1)).

5.1	Opinion of Godfrey & Kahn, S.C.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Virchow Krause & Co. LLP.

23.3	Consent of Godfrey & Kahn, S.C. (included in Exhibit 5.1).